EXHIBIT 99.7

LEVON RESOURCES LTD.

CERTIFICATE OF OFFICER

TO:	BRITISH COLUMBIA SECURITIES COMMISSION, as principal regulator
AND TO:	ALBERTA SECURITIES COMMISSION
AND TO:	SASKATCHEWAN FINANCIAL SERVICES COMMISSION SECURITIES DIVISION
AND TO:	MANITOBA SECURITIES COMMISSION
AND TO:	ONTARIO SECURITIES COMMISSION
AND TO:	NEW BRUNSWICK, OFFICE OF THE ADMINISTRATOR OF SECURITIES
AND TO:	NOVA SCOTIA SECURITIES COMMISSION
AND TO:	PRINCE EDWARD ISLAND, CONSUMER, CORPORATE AND INSURANCE DIVISION
AND TO:	NEWFOUNDLAND, GOVERNMENT SERVICES, SECURITIES DIVISION CONSUMER AND COMMERCIAL AFFAIRS

RE:

ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.1(b), 2.2(1) AND 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Christina Boddy, duly appointed Secretary of Levon Resources Ltd. (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument") pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)

the Corporation has arranged to have proxy-related materials for the special meeting of the Corporation to be held June 3, 2015 sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the meeting;

(b)	the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of the Instrument.

DATED this 8th day of May, 2015.

By:	“Christina Boddy” (signed)
Christina Boddy Corporate Secretary